SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

 Independence Holding Company
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $1.00 per share
(Title of Class of Securities)

453440307
 (CUSIP Number of Class of Securities)

 Adam C. Vandervoort
Vice President, General Counsel and Secretary
Independence Holding Company
485 Madison Avenue, 14th Floor
New York, New York 10022
(212) 355-4141
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

 Copies to:

Steven B. Stokdyk, Esq. Latham & Watkins LLP 355 South Grand Avenue Los Angeles, CA 90071-1560 (213) 485-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,400,905.80	$859.25

*  This valuation assumes the exchange of 1,451,158 shares of common stock of American Independence Corp., par value $1.00 per share, for cash and shares of common stock of Independence Holding Company, par value $1.00 per share. Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the average of the high and low prices of American Independence Corp. common stock of $5.10 as of May 6, 2011, as reported on the NASDAQ Stock Exchange.

**  The amount of the filing fee is calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for the fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.00011610.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ Third-party tender offer subject to Rule 14d-1.

☐ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Third-party Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Independence Holding Company, a Delaware corporation (“IHC”),  pursuant to Section 14(d)-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  This Schedule TO relates to the offer by IHC to exchange cash and shares of common stock (“IHC Stock”) of IHC, par value $1.00 per share, for up to 1,451,158 shares of common stock (“AMIC Stock”) of American Independence Corp. (“AMIC”), par value $1.00 per share, at an Exchange Ratio of one share of AMIC Stock for 0.667 shares of IHC Stock.

The offer is made upon the terms and subject to the conditions described in the Prospectus/Offer to Exchange, dated June 16, 2011 (the “Offer to Exchange”), and the related Letter of Transmittal. The Offer to Exchange and the related Letter of Transmittal are filed as exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”).

On May 9, 2011, IHC filed a registration statement on Form S-4 with respect to the Offer, and on June 16, 2011, IHC filed Amendment No. 1 to such registration statement.  The Offer to Exchange forms a part of such registration statement.

The information set forth in the Offer to Exchange and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to all applicable items required in this Schedule TO. This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 14d-3(a)(1) promulgated under the Exchange Act.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Exchange under the captions “Questions and Answers About the Exchange Offer” and “Summary” are incorporated herein by reference.

Item 2.	Subject Company Information.

The name of the subject company is American Independence Corp., a Delaware corporation, and the address of its principal executive office is 485 Madison Avenue, New York, New York 10022. The telephone number of its principal executive office is (212) 355-4141.

As of the date hereof, there are 8,513,313 shares of AMIC Stock outstanding. The information set forth in the Offer to Exchange under the captions “The Offer” and “Market for American Independence Corp. Common Equity” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The name of the filing person is Independence Holding Company, a Delaware corporation, and the address of its principal executive office is 96 Cummings Point Road, Stamford, Connecticut 06902. IHC is the beneficial holder of a majority of the shares of common stock of the subject company.  The telephone number of its principal executive office is (203) 358-8000.  The information set forth in the Offer to Exchange under the captions “The Offer—Relationships With American Independence Corp.,” “Certain Relationships and Related Transactions” and “Background and Reasons for the Offer” are incorporated herein by reference.

The following persons are directors and executive officers of IHC:

Name	Age	Position	Since
Mr. Bernon R. Erickson, Jr.	50	Chief Health Actuary and Senior Vice President	2007
Mr. Larry R. Graber	61	Senior Vice President – Life and Annuities and Director	2000
Ms. Teresa A. Herbert	49	Chief Financial Officer and Senior Vice President	2005
Mr. David T. Kettig	52	Chief Operating Officer, Senior Vice President and Director	2011
Mr. Allan C. Kirkman	67	Director	1980
Mr. John L. Lahey	64	Director	2006
Mr. Steven B. Lapin	65	Vice Chairman and Director	1991
Mr. Jeffrey C. Smedsrud	52	Chief Marketing and Strategy Officer and Senior Vice President	2006
Mr. Henry B. Spencer	71	Vice President – Investments	2005
Mr. James G. Tatum, C.F.A.	69	Director	2000
Mr. Roy T.K. Thung	67	Chief Executive Officer; President and Chairman of the Board	1990
Mr. Adam C. Vandervoort	36	Vice President; General Counsel and Secretary	2006

The address and telephone number of each director and executive officer of IHC listed above is: c/o Independence Holding Company, 96 Cummings Point Road, Stamford, Connecticut 06902, and each such person’s telephone number is (203) 358-8000.

The information set forth in the Offer to Exchange under the captions “Business of Independence Holding Company” and “Directors and Executive Officers of Independence Holding Company” are incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer,” “Summary,” “The Offer” and “Comparison of Shareholders’ Rights”  are incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Offer to Exchange under the captions “The Offer—Relationships With American Independence Corp.,” “Certain Relationships and Related Transactions,” “Material Contracts with American Independence Corp.” and “Background and Reasons for the Offer” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the Offer to Exchange under the captions “The Offer—Relationships With American Independence Corp.,” “Certain Relationships and Related Transactions,” “The Offer—Purpose of the Offer,” “Background and Reasons for the Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the Offer to Exchange under the captions “The Offer— Exchange of American Independence Corp. Shares; Delivery of Independence Holding Company Common Stock and Cash,” “The Offer— Cash Instead of Fractional Shares of Independence Holding Company Common Stock” and “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the Offer to Exchange under the captions “The Offer—Relationships With American Independence Corp.,” “Certain Relationships and Related Transactions,” “The Offer—Purpose of the Offer,” “Background and Reasons for the Offer” is incorporated herein by reference.  The following table sets forth the amount of AMIC common stock, par value $0.01 per share, beneficially owned by each director or nominee, each named executive officer of IHC and all directors, nominees and executive officers as a group, as of June 15, 2011.  Unless otherwise indicated, beneficial ownership is direct and the person indicated has sole voting and investment power

Name	Number of Shares	Number of Option Shares (1)	Percent of Class (2)
Mr. Bernon R. Erickson, Jr.	--	--	*
Mr. Larry R. Graber	--	--	*
Ms. Teresa A. Herbert	3,100	36,668	*
Mr. David T. Kettig	10,300	38,335	*
Mr. Allan C. Kirkman	--		*
Mr. John L. Lahey	--		*
Mr. Steven B. Lapin	35,000	--	*
Mr. Jeffrey C. Smedsrud	--	--	*
Mr. Henry B. Spencer	--	--	*
Mr. James G. Tatum, C.F.A.	19,100(3)	--	*
Mr. Roy T.K. Thung	--	33,334	*
Mr. Adam C. Vandervoort	--	6,000	*
All directors and executive officers, as a group (13 persons)	67,500	114,337	2.14%
____________
(1)
Reflects the number of shares that could be acquired on March 31, 2011 or within sixty days thereafter through the exercise of stock options.  The shares are excluded from the column headed “Number of Shares,” but included in the ownership percentages reported in the column headed “Percent of Class.”

(2)	Based on 8,513,313 shares outstanding on March 31, 2011.

(3)	Includes 1,600 shares owned by Mr. Tatum’s wife, as to which shares Mr. Tatum disclaims beneficial ownership.

* Represents less than 1% of the outstanding Common Stock.

The information set forth in the Offer to Exchange under the captions “Material Contracts with American Independence Corp.” is incorporated herein by reference.  To the knowledge of the filing person, none of the subject company or the subject company’s executive officers or directors have effected any transactions with respect to AMIC common stock within the 60-day period immediately preceding June 15, 2011.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in the Offer to Exchange under the caption “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

The information set forth in the Offer to Exchange under the captions “Financial Statements and Supplementary Data,” “Comparative Market Price Data,” Comparative Historical Per Share Data,” “Historical and Pro Forma Ratio of Earnings to Fixed Charges,” “Historical and Pro Forma Per Share Information” and “Summary Selected Unaudited Pro Forma Consolidated Financial Information” are incorporated herein by reference.

Item 11.	Additional Information.

The information set forth in the Offer to Exchange under the captions “The Offer” are incorporated herein by reference.  To the extent not already incorporated into this Schedule TO, the information set forth in the Offer to Exchange and in the related Letter of Transmittal, in each case as of the date hereof, is incorporated herein by reference. Additional information from future filings with the SEC may be incorporated by reference herein by amending this Schedule TO.

Item 12.	Exhibits.

(a)(1)(A)*	Prospectus, dated [●], 2011.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients.

(a)(1)(E)*	Form of Notice of Guaranteed Delivery.

(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(A).

(a)(5)(A)*	News Release, dated [●], 2011.

(a)(5)(B)*	Schedule 14D-9 of American Independence Corp., dated [●], 2011.

Item 13.	Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2011	INDEPENDENCE HOLDING COMPANY

	By:	/s./ Adam C. Vandervoort
	Name:	Adam C. Vandervoort
	Title:	Vice President, General Counsel and Secretary